EXHIBIT 11

COMPUTATION OF NET INCOME PER ORDINARY SHARE

	Year ended December 31,
	2002	2001	2000
	(in thousands except per share amounts)
Number of ordinary shares
Ordinary shares outstanding, beginning of year	6,989	6,675	6,675
Ordinary shares issued	—	314	—

Ordinary shares outstanding, end of year	6,989	6,989	6,675

Weighted average shares outstanding during the year	6,989	6,721	6,675

Loss from continuing operations	$(355)	$(29,529)	$(566)
Income from discontinued operations	17,600	1,966	3,529

Net income (loss)	$17,245	$(27,563)	$2,963

Income (loss) per share:
Continuing operations	$(0.05)	$(4.39)	$(0.08)
Discontinued operations	2.52	0.29	0.52

Income (loss) per share	$2.47	$(4.10)	$0.44